REG TECHNOLOGIES, INC.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

June 30, 2006

Rebekah Blakeley Moore, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Reg Technologies Inc. (“Reg”)
Form 20-F for the period ended April 30, 2005
Amendment Filed March 24, 2006
File No. 000-24342

Dear Ms. Blakeley Moore:

This letter responds to your letter dated June 7, 2006, commenting on Reg’s Auditor’s Report, Significant Accounting Policies and US GAAP Reconciliation contained in its Form 20-F for the year ended April 30, 2005. The item numbers in this response correspond to the numbered comments in your letter.

11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles, page 56.

We have amended our filing as follows:

1. The financial statements have been restated to include Note 12 “Restatement” which reflects the changes to Note 11(e). Note 12 includes a tabular presentation of the effect of the restatement on net loss and net loss per share. Included is an explanatory paragraph discussing circumstances leading to the correction of the error. Our Auditors have dual dated their Audit Report to reflect the date the restatements were made.

2. Your previous comment made us realize that incorrect numbers were used in Note 11(e) when we went to reconcile the adjustment to the impairment loss on intangible assets in accordance with US GAAP to the amount recorded in our income statement prepared under Canadian GAAP. We had meant that Note 11(e) had been revised and that was the reconciliation between Canadian and US GAAP. Impairment loss per Canadian GAAP was $221,830 and impairment los per US GAAP was $201,391. The difference of $20,449 was due to certain purchased intangibles from related parties in 1994 not capitalized for US GAAP purposes but allowed under Canadian GAAP. We did not feel it necessary to disclose this in the financial statements.

July 5, 2006

We have filed a further amended 20-F along with this cover letter on EDGAR. We are enclosing a marked copy of the amended report to expedite your review.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

Reg Technologies Inc.

/s/ James Vandeberg
James Vandeberg
Chief Financial Officer

Cc: John Robertson, President, Reg Technologies, Inc.